MULTI- BANK SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Filed Pursuant to Rule 17a-5 (e) (3) Under the Securities Exchange Act of 1934

As a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center, Suite 2300
(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone 248-291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	Michigan	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Jeffery Maccagnone_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Multi-Bank Securities, Inc._____ , as

of _____December 31_____ , 20 _19___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

_____
Signature

_____
President

Title

_____
Notary Public

STEPHANIE M WOOD
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Apr 9, 2020
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2019, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Multi-Bank Securities, Inc.'s management. Our responsibility is to express an opinion on Multi-Bank Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multi-Bank Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Carnaghi + Schwark, PLLC

We have served as Multi-Bank Securities, Inc.'s auditor since 1989.
Roseville, Michigan
February 20, 2020

MULTI-BANK SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

	2019
Assets:	
Cash	$19,163,059
Accounts receivable:	
Brokers, dealers and clearing organization	248,203
Deposit - clearing organization	2,027,620
Other	51,895
Securities owned, at fair value (Note 3)	796,715,361
Prepaid taxes	33,000
Prepaid expenses	335,502
Deferred tax asset (Note 2)	968,081
Total current assets	819,542,721
Other assets:	
Operating Lease Asset (Note 2)	1,058,811
Deferred Costs (Note 6)	892,663
Total other assets	1,951,474
Total Assets	$821,494,195

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable:	
Commissions due sales representatives	$8,787,581
Other	147,112
Payable to brokers, dealers, clearing organizations	8,618,211
Securities sold, not yet purchased, at fair value	712,173,802
Accrued interest - subordinated debt (Note 7)	344,444
Accrued expenses	7,398,744
Total current liabilities	737,469,894
Subordinated debt (Note 7)	40,000,000
Operating Lease Liability (Note 2)	1,058,811
Deferred compensation (Note 9)	2,690,925
Total long-term liabilities	43,749,736
Total Liabilities	781,219,630
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	1,783,000
Retained Earnings	38,475,565
Total stockholder's equity	40,274,565
Total liabilities and stockholder's equity	$821,494,195

See accompanying notes.

MULTI-BANK SECURITIES, INC
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition
On January 1, 2018 the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. Revenue from contracts with customers is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transactions price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the performance obligation.

The following represents information on the recognition of the Company's revenue from contracts with customers:

Principal transactions revenue represents the actual mark-up and mark-down on securities sales to accounts and the unrealized gains and losses from securities owned and securities sold, not yet purchased. Principal transactions are recorded on the trade date of the transactions. Management reviewed the impact of any unsettled transactions and determined there are no material differences between the trade date and settlement date positions for the year ended December 31, 2019.

Securities owned and securities sold, net yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 - Fair Value.

Commissions and fees revenue represents commissions earned from executing customer transactions in equities, mutual funds and certificate of deposit placement fees. These transactions are recorded on a trade date basis.

Net interest trading revenue represents the coupon interest that the Company earns or pays on its securities positions.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk From Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risks on cash.

Receivable from and Payable to Brokers, Dealers, and Clearing Organization

Receivables from and payable to brokers, dealers, and clearing organizations include deposits of cash and/or securities with exchange clearing organizations. In addition, there are receivables and payables from fees and commissions arising from unsettled securities transactions.

Concentrations of Counterparty Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company The provision for Federal income tax for the year ended December 31, 2019 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

The Company's deferred tax asset of $968,081 can be used to reduce income taxes payable in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2020, which is the same date the financial statements were available to be issued.

Applied Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (topic 842). ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for reporting periods beinning after December 31, 2018. The Company adopted the standard in 2019 for lease arrangements greater than 12 months. An adjustment was made to recognize the right of use asset and lease liability. See Note 10 for operating lease obligations.

Recent Accounting Pronouncement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, add, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim period within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its financial statements and related disclosures.

Note 3 - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets				
Corporate/Other Debt	-	$53,046,545	-	$53,046,545
U.S. Govt. & Agency	-	710,464,519	-	710,464,519
U.S. Treasuries	15,167,113	-	-	15,167,113
Municipal Debt	-	18,037,184	-	18,037,184
Total securities owned	$15,167,113	$781,548,248	-	$796,715,361

Note 3 - FAIR VALUE (Continued)

Liabilities

Corporate/Other Debt	-	$285,000	-	$285,000
U.S. govt. & agency	-	370,494,378	-	370,494,378
U.S. Treasuries	50,190,461	-	-	50,190,461
Equities	21,273,189	-	-	21,273,189
Total Securities sold, not yet purchased	$71,463,650	$370,779,378	-	$712,173,802

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd., provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2019 administrative expenses charged to the Company amounted to $300,000.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness as defined.

At December 31, 2019, the Company's net capital was $66,931,333 and its required net capital was $1,865,802. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .42 to 1.

Note 6 - DEFERRED COSTS

Deferred costs in the amount of $892,663 at December 31, 2019 are summarized as follows:

	Borrowing Fees and Related Costs	Website Development Costs	CRM Development Costs	Total
Balance, 12/31/18	$581,970	$676,176	$82,118	$1,340,264
Additions	-	-	-	-
Amortization	(207,600)	(225,600)	(14,401)	(447,601)
Balance, 12/31/19	$374,370	$450,576	$67,717	$892,663

Note 6 - DEFERRED COSTS (Continued)

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the term of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to research, trade, or obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

CRM development costs represent amounts paid in connection with the development and customization of a customer relationship manager application. These costs are being amortized over the estimated useful life of ten years.

Note 7 - SUBORDINATED DEBT

The Company maintains a subordinated loan agreement with a private investment firm in the amount of $40,000,000. The loan bears interest at 10% per annum. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

Note 8 - EMPLOYEES' BENEFIT PLANS

The Company maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions o the Plan, participating employees can elect to contribute to the account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2019 the Company elected not to make a matching contribution.

Note 9 - DEFERRED COMPENSATION PLAN

The Company had a Deferred Compensation Plan available to a select group of management and highly compensated employees. At the Company's direction, the plan allowed participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vested immediately. Deferred account balances earn interest at 7% per annum. As of January 1, 2019 the Company is no longer accepting new deferrals.

At December 31, 2019 the total deferred compensation is $2,690,925 which includes $544,017 of accrued interest.

Note 10 - OPERATING LEASE OBLIGATIONS

In 2019, the Company adopted ASU 2016-02 (ASC 842), Leases. The Company is a lessee in several operating leases for office space. The Company recognizes a right of use asset and a lease liability at the commencement date of the lease. Right of use assets and liabilities are recognized on the Company's balance sheet based at the present value of future lease payments relating to the use of the underlying asset during the lease terms. The Company uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments since the implicit rate in the lease arrangement is not readily determinable. The incremental borrowing rate is based on the rate of interest it would have to pay on a collateralized basis to borrow an amount equivalent to the lease payments under similar terms and in a similar economic environment. The rate is presently determined to be 10.0%.

The Company has operating leases for its primary operating facilities in Southfield, Michigan and Fort Lauderdale, Florida. They also lease facilities in various other states. The future minimum lease payments for these leases are summarized as follows:

Years Ended December 31	Amount
2020	$487,132
2021	491,436
2022	144,774
2023	74,968
2024	6,328
Total	1,204,638
Less Imputed Interest	(145,827)
Total Operating Lease Liability	$1,058,811

For the year ended December 31, 2019, the total lease expense pursuant to the above operating leases amounted to $769,183.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.